Leonard  E. Neilson
A  PROFESSIONAL  CORPORATION
LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808
E-mail: LNeilsonLaw@aol.com

June 23, 2011

Securities and Exchange Commission
Office of Document Control
100 F Street NE
Washington, D.C. 20549

VIA:  EDGAR

Re:	Protect Pharmaceutical Corporation
File No. 000-54001
Preliminary 14C Information Statement

To Whom It May Concern:

Please find herewith transmitted by EDGAR, the Preliminary 14C Information Statement filed on behalf of Protect Pharmaceutical Corporation.

Please direct all correspondences concerning this filing and Protect Pharmaceutical Corporation to this office.

Yours truly,

Leonard E. Neilson

:ae
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